UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. )*

Easterly Acquisition Corp.
(Name of Issuer)

Common stock, par value $0.0001 per share
(Title of Class of Securities)

27616L102
(CUSIP Number)

July 26, 2017
Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27616L102	13G	Page 2 of 9 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GFIC II LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,000,000 shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.0%[1]
12.	TYPE OF REPORTING PERSON OO

[1]	The percentages reported in this Schedule 13G are based upon 25,000,000 shares of common stock outstanding as of May 5, 2017 (according to the Form 10-Q filed by the issuer with the Securities and Exchange Commission on May 10, 2017). All of the other numbers and percentages reported in this Schedule 13G are as of 9:00 a.m. (ET) on the date of filing.

CUSIP No. 27616L102	13G	Page 3 of 9 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Gerald Beeson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,000,000 shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.0%
12.	TYPE OF REPORTING PERSON IN

CUSIP No. 27616L102	13G	Page 4 of 9 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Kenneth Griffin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,002,957 shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.0%
12.	TYPE OF REPORTING PERSON IN; HC

CUSIP No. 27616L102	13G	Page 5 of 9 Pages

Item 1(a)	Name of Issuer

Easterly Acquisition Corp.

Item 1(b)	Address of Issuer’s Principal Executive Offices

375 Park Avenue, 21st Floor, New York, NY 10152

Item 2(a)	Name of Person Filing
This Schedule 13G is being jointly filed by GFIC II LLC (“GFIC”), Mr. Gerald Beeson and Mr. Kenneth Griffin (collectively with GFIC and Mr. Beeson, the “Reporting Persons”) with respect to shares of common stock (and warrants to purchase common stock) of the above-named issuer owned by GFIC and Citadel Securities LLC, a Delaware limited liability company (“Citadel Securities”).

The filing of this statement shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by the statement other than the securities actually owned by such person (if any).

Item 2(b)	Address of Principal Business Office The address of the principal business office of each of the Reporting Persons is c/o Citadel LLC, 131 S. Dearborn Street, 32nd Floor, Chicago, Illinois 60603.

Item 2(c)	Citizenship GFIC is organized as a limited liability company under the laws of the State of Delaware. Messrs. Beeson and Griffin are U.S. citizens.

Item 2(d)	Title of Class of Securities

Common stock, $0.0001 par value

Item 2(e)	CUSIP Number

27616L102

CUSIP No. 27616L102	13G	Page 6 of 9 Pages

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	[__]	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	[__]	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	[__]	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	[__]	Investment company registered under Section 8 of the Investment Company Act;

(e)	[__]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[__]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[__]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[__]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	[__]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[__]	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	[__]	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____________.

CUSIP No. 27616L102	13G	Page 7 of 9 Pages

Item 4	Ownership

A.	GFIC II LLC

(a)	GFIC may be deemed to beneficially own 2,000,000 shares of common stock.

(b)	The number of shares GFIC may be deemed to beneficially own constitutes approximately 8.0% of the common stock outstanding.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 2,000,000

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 2,000,000

B.	Gerald Beeson

(a)	Mr. Beeson may be deemed to beneficially own 2,000,000 shares of common stock.

(b)	The number of shares Mr. Beeson may be deemed to beneficially own constitutes approximately 8.0% of the common stock outstanding.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 2,000,000

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 2,000,000

CUSIP No. 27616L102	13G	Page 8 of 9 Pages

C.	Kenneth Griffin

(a)	Griffin may be deemed to beneficially own 2,002,957 shares of common stock.

(b)	The number of shares Griffin may be deemed to beneficially own constitutes approximately 8.0% of the common stock outstanding.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 2,002,957

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 2,002,957

Item 5	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

See Item 2 above

Item 8	Identification and Classification of Members of the Group

Not Applicable

Item 9	Notice of Dissolution of Group

Not Applicable

Item 10	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 27616L102	13G	Page 9 of 9 Pages

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 4th day of August, 2017.

GFIC II LLC By: /s/ Gerald Beeson Gerald Beeson, Manager	GERALD BEESON By: /s/ Gerald Beeson Gerald Beeson

KENNETH GRIFFIN By: /s/ Mark Polemeni Mark Polemeni, attorney-in-fact*

* Mark Polemeni is signing on behalf of Kenneth Griffin as attorney-in-fact pursuant to a power of attorney previously filed with the Securities and Exchange Commission on January 18, 2013, and hereby incorporated by reference herein. The power of attorney was filed as an attachment to a filing by Citadel Advisors LLC on Schedule 13G for TiVo Inc.